# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Andersen Group Inc., CIK 0002065708
CUSIP: 033853102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 333 Bush Street, Suite 1700, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 07/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001420816

## Reporting persons
- Telemark Asset Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 720,000; sole dispositive power 0; shared dispositive power 720,000; aggregate amount beneficially owned 720,000 (5.3% of the class)
- Telemark Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 720,000; sole dispositive power 0; shared dispositive power 720,000; aggregate amount beneficially owned 720,000 (5.3% of the class)
- Colin S. McNay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 720,000; sole dispositive power 0; shared dispositive power 720,000; aggregate amount beneficially owned 720,000 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Andersen Group Inc.
Address of issuer's principal executive offices: 333 Bush Street, Suite 1700, San Francisco, California 94104

## Item 2. Person Filing
Name of person filing:
This statement on Schedule 13G (this "Statement") is being jointly filed by Telemark Asset Management, LLC ("TAM"), Telemark Fund, LP ("TF") and Colin McNay ("Mr. McNay" and, together with TAM and TF, the "Reporting Persons"). TAM is the investment adviser of TF. Mr. McNay is the President and sole owner of TAM.
Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or any other purpose, the beneficial owner of any securities covered by this Statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence:
The address of the principal office of each Reporting Person is:

One International Place, Suite 4620
Boston, Massachusetts 02110
Citizenship: TAM is a Delaware limited liability company; TF is a Delaware limited partnership; and Mr. McNay is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page. The percentage reported in this Statement is based upon 13,472,214 shares of the Issuer's Class A Common Stock outstanding according to the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 12, 2026.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement among the Reporting Persons, dated August 3, 2026.

## Signatures
- Telemark Asset Management, LLC: /s/ Brian C. Miley, Chief Financial Officer (08/03/2026)
- Telemark Fund LP: /s/ Brian C. Miley, Chief Financial Officer (08/03/2026)
- Colin S. McNay: /s/ Colin S. McNay, Individual (08/03/2026)